

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

Re: RAD Diversified REIT, Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 2
Filed January 21, 2021
File No. 024-11020

Dear Mr. Mendenhall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Form 1-A Filed January 21, 2021

General

1.   We note your response to comment 1. Please file the rescission offer Form 1-A before qualification of this post-qualification amendment. In your rescission offer 1-A, please ensure that the disclosure clearly indicates how the company will fund the offer. In this regard, please consider the accounting guidance and disclosure requirements in ASC 450 relating to contingent liabilities.

Results of Operation, page 90

2.   We note your response to comment 3. Please tell us how you considered the guidance in ASC 250 in light of the error correction to your previously issued financial statements.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Fanni Koszeg